SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

04 FEB -5 AM 7:21

2 February 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04012621

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 30 January 2004 of our Company as published in the South China Morning Post in Hong Kong on 2 February 2004 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

2/9

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces the following change of Directors with effect from 1 February 2004:

1. Messrs. Kuok Khoon Ho and John David Hayden have resigned as an executive Director and a non-executive Director of the Company respectively; and
2. Mr. Timothy David Dattels has been appointed as an independent non-executive Director of the Company.

Mr. Dattels is a Senior Advisor to Newbridge Capital, LLC, the Asian investment vehicle for Texas Pacific Group.

The Board of the Company would like to thank Messrs. Kuok Khoon Ho and John David Hayden for their valuable contributions to the Company during their tenure of offices as Directors of the Company and welcome Mr. Dattels to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 January 2004